September 22, 2017

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549
Attention: Mr. Larry Spirgel, Assistant Director

Re:Liberty Global plc
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 16, 2017
Form 10-K/A for Fiscal Year Ended December 31, 2016
Filed March 28, 2017
File No. 001-35961

Dear Mr. Spirgel:

We submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by a letter dated September 20, 2017 to our Chief Financial Officer, Mr. Charles H.R. Bracken, relating to the Company’s Forms 10-K and 10-K/A filed for the period ended December 31, 2016. To facilitate your review, we have repeated each of your comments followed immediately by the response to that particular comment.

RESPONSES TO STAFF COMMENTS

Financial Statements

Principles of Combination, page II-109

1.
With respect to CWC Panama and CWC BTC, please describe for us all of the participating rights and protective rights held by the other owners, the number of board seats controlled, and percentage voting power held.

RESPONSE:
In regard to CWC BTC, a wholly owned subsidiary of CWC holds 50.01% of the voting shares, while the Government of the Bahamas holds the remaining 49.99%. Pursuant to the related shareholders’ agreement, CWC is entitled to appoint four members to CWC BTC’s board of directors and the government is entitled to appoint three members. All significant operating decisions of CWC BTC are controlled by CWC by virtue of the majority voting ownership and board representation. Those decisions include setting the annual budgets, hiring and firing key personnel, and other customary management actions. The Bahamas government holds certain rights enumerated as reserved matters in the shareholders’ agreement. Pursuant to these reserved matters, certain actions cannot be taken without written consent of the government of the Bahamas.

These reserved matters include (i) adopting or altering the governing documents, (ii) making changes to the share capital, (iii) changing the nature of the business, (iv) incurring financial indebtedness above a certain level, (v) making loans or advances outside of the ordinary course of business, (vi) disposing of a material portion of the business, (vii) acquiring a business, or a portion of a business where the acquisition value exceeds $37.5 million, (viii) creating encumbrances over all or a material part of the business, or providing certain material guarantees or indemnities, (ix) relocating overseas, (x) entering into a material partnership or joint venture, (xi) entering into contracts outside of the ordinary course of business, (xii) entering into transactions with CWC or its directors and employees, (xiii) making defined changes to the existing services agreement between CWC and CWC BTC, (xiv) making a proposal for a public listing, (xv) winding up the company, (xvi) changing the auditors, and (xvii) terminating the pension plan. We view these reserved matters as protective in nature. Accordingly, we control the substantive operating decisions and are required to consolidate CWC BTC.

With respect to CWC Panama, a wholly owned subsidiary of CWC holds 49% of the voting shares of CWC Panama as a Class B shareholder, the Panamanian government holds 49% of the voting shares as a Class A shareholder and the remaining 2% of voting shares represent Class C shares that are held in a trust for the benefit of the employees of CWC Panama. CWC as the Class B shareholder is entitled to appoint five members to the board of directors of CWC Panama, while the Class A and Class C shareholders may appoint three members and one member, respectively. As such, CWC has the right to appoint a majority of the members of the board of directors of CWC Panama. In addition, CWC, as the sole Class B shareholder, is entitled to appoint the chief executive officer of CWC Panama. The directors are elected by majority vote of each respective class of shares. Accordingly, CWC has full rights to appoint its five directors to the board without interference from the other shareholders. The board makes all decisions related to CWC Panama based on a simple majority, except for those matters specifically reserved for the shareholders through the articles of incorporation. The regular shareholders’ meeting occurs annually and matters are limited to the election of directors as set forth above, approval of the audited financial statements of CWC Panama and any other matters for which prior notice has been given. Other matters reserved for shareholders’ meetings are amendments to the articles of incorporation of CWC Panama and any dissolution or merger of the company. A quorum at a shareholders’ meeting is achieved with attendance of at least 60% of the voting shares and all resolutions at the shareholders’ meeting must be approved by an affirmative vote of at least 60% of the voting shares. As CWC’s Class B shareholding can be used to block any actions at the shareholders’ meeting, actions taken at the shareholder level can’t be used to participate in the ordinary course decision making of CWC Panama. Therefore, we control all substantive operating decisions of CWC Panama and are required to consolidate the entity.

Property and Equipment, page II-111

1.	Please explain to us your basis in GAAP for capitalizing the replacement of a drop. It is unclear how, in substance, this is different from reconnecting a drop or the repairing or maintaining a drop.

RESPONSE:
Replacing a drop is substantively different from reconnecting a drop or repairing a drop. A drop is replaced when it is no longer capable of providing service in the capacity that was intended. A new drop that is placed in service represents a tangible component of our broadband communication network that will have a multiple-year life. Accordingly, we believe the cost of replacing a drop is properly capitalizable under GAAP. A reconnection occurs when the existing cable drop is used to provision service to an existing or new customer. Reconnections to existing premises are expensed as incurred. Maintenance activities result in repairs or other activities that do not increase the originally intended useful life of an asset and therefore are also expensed as incurred.

If you should have any questions or require any further information regarding this matter, please contact Jason Waldron at 303-220-4212, Leo Stegman at 303-220-6690.

Sincerely,
Liberty Global plc

/s/ Jason Waldron
Jason Waldron
Senior Vice President and Chief
Accounting Officer

cc:	Bryan H. Hall – Liberty Global plc
Rick Ehrman – KPMG LLP
Leo Stegman – Liberty Global plc